UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 15, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,666,856 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,666,856 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,646,346 shares of common stock outstanding as of January 15, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,646,346 shares of common stock outstanding as of January 15, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,646,346 shares of common stock outstanding as of January 15, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		64,527,067 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,527,067 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,193,923 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.1% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to Pegasus Partners IV, L.P. on August 27, 2009 and 24,966,925 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has a right to acquire pursuant to the Issuer's rights offering consummated on March 3, 2010.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,646,346 shares of common stock outstanding as of January 15, 2010.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		64,527,067 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,527,067 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,193,923 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.1% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to Pegasus Partners IV, L.P. on August 27, 2009 and 24,966,925 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has a right to acquire pursuant to the Issuer's rights offering consummated on March 3, 2010.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,646,346 shares of common stock outstanding as of January 15, 2010.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		64,527,067 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,527,067 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,193,923 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.1% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to Pegasus Partners IV, L.P. on August 27, 2009 and 24,966,925 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has a right to acquire pursuant to the Issuer's rights offering consummated on March 3, 2010.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,646,346 shares of common stock outstanding as of January 15, 2010.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		64,527,067 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,527,067 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,193,923 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.1%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to Pegasus Partners IV, L.P. on August 27, 2009 and 24,966,925 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has a right to acquire pursuant to the Issuer's rights offering consummated on March 3, 2010.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,646,346 shares of common stock outstanding as of January 15, 2010.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		64,527,067 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,527,067 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,193,923 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.1% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to Pegasus Partners IV, L.P. on August 27, 2009 and 24,966,925 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has a right to acquire pursuant to the Issuer's rights offering consummated on March 3, 2010.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,646,346 shares of common stock outstanding as of January 15, 2010.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS RICHARD KELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		202,620 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		202,620 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,869,476 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 202,620 shares of common stock held directly by Mr. Kelson.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,646,346 shares of common stock outstanding as of January 15, 2010.

Amendment No. 9 to Schedule 13D
     This Amendment No. 10 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LEDH”), PP IV (AIV) LED, LLC (“PPAIV ”), PP IV LED, LLC (“PPLED ”), Pegasus Partners IV, L.P. (“PPIV ”) and Richard Kelson (“Mr. Kelson,” together with PPAIV, PPLED, PPIV, Pegasus Investors IV, L.P. (“PIIV ”), Pegasus Investors IV GP, L.L.C. (“PIGP ”), Pegasus Capital, LLC (“PCLLC ”) and Craig Cogut (“Mr. Cogut”), the “LEDH Members ”) (LEDH and the LEDH Members also referred to herein as the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009 and Amendment No. 9 filed on March 8, 2010. Except as specifically provided herein, this Amendment No. 10 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above filed by the Reporting Persons. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.
Item 4. Purpose of Transaction
     On March 15, 2010, the Issuer and Bank of Montreal (“BMO”) entered into the Third Amendment to Bank of Montreal Loan Authorization Agreement (the “Third Amendment”), and the Issuer executed the Replacement Demand Note (the “Replacement Note”). The Third Amendment and the Replacement Note increased the size of the Issuer’s revolving line of credit with BMO from $20 million to $25 million (the “Loan Increase”). On the same date and in connection with the Third Amendment and the Replacement Note, PPIV executed a Guarantor’s Acknowledgement and Consent (the “Guaranty Consent”) pursuant to which PPIV agreed to increase its Guaranty of the Issuer’s obligations pursuant to a previously outstanding loan agreement with BMO.
     In conjunction with the Third Amendment and as consideration for PPIV’s execution of the Guaranty Consent, the Issuer and PPIV amended and restated the Guaranty Extension Agreement entered into on August 24, 2009 (the “Original Guaranty Extension Agreement”) and entered into the Amended and Restated Guaranty Extension Agreement, dated as of March 15, 2010 (the “Amended Guaranty Extension Agreement”). Pursuant to the Amended Guaranty Extension Agreement, the Issuer agreed that the Fee payable pursuant to the Original Guaranty Extension Agreement would take into account any borrowings made pursuant to the Loan Increase. The Issuer further agreed that to the extent PPIV or its assignees fully exercised its option (the “Standby Purchase Option”) to purchase all of the units of the Issuer’s securities (the “Units”) that were not subscribed for pursuant to the Issuer’s previously consummated rights offering (each Unit consisting of one share of the Issuer’s Series D Non-Convertible Preferred Stock, par value $0.001 per share, and a warrant to purchase one share of the Issuer’s common stock, par value $0.001 per share, for $6.00, subject to adjustment), the Issuer would apply all of the proceeds received upon exercise of the Standby Purchase Option to reduce the principal amount outstanding pursuant to the First Amendment to Bank of Montreal Loan Authorization Agreement and Demand Note and the Second Amendment to Bank of Montreal Loan Authorization Agreement and Demand Note entered into with BMO (the “Amended Loan Agreement”). In addition, the Issuer would take commercially reasonable efforts to amend the Guaranty Agreement dated as of July 25, 2008, which was extended in conjunction with the Amended Loan Agreement (the “Guaranty”), the Amended Loan Agreement and the Replacement Note (such amendment, collectively the “Fourth Amendment”) to: (a) reduce the total amount of the Guaranty required by the Amended Loan Agreement from $25 million to $10 million and (b) extend the stated maturity date of the Amended Loan Agreement from August 24, 2010 to the first anniversary of the effective date of the Fourth Amendment (the “Fourth Amendment Maturity Date”). Until the Fourth Amendment has been executed by the parties thereto, the Issuer would not make any borrowings pursuant to the Amended Loan Agreement without the prior consent of PPIV.
     The Amended Guaranty Extension Agreement amends the definition of “Fee Payment Date” to provide that the Fee will also be payable upon the effective date of the Fourth Amendment. In addition, upon execution of the Fourth Amendment and as consideration for further extending the Guaranty, the Issuer agreed that it would pay PPIV a fee (the “Fourth Amendment Fee”), payable upon the earliest to occur of (a) the Fourth Amendment Maturity Date, (b) the date of termination of the Amended Loan Agreement (as amended pursuant to the Fourth Amendment), (c) the date of termination of the Guaranty and (d) a change of control of the Issuer (each of (a), (b), (c) and (d), a “Fourth Amendment Fee Payment Date”).
     The Fourth Amendment Fee would be equal to the sum of:

(i)	10% (on an annualized basis beginning on the first calendar day immediately following the effective date of the Fourth Amendment) of the Issuer’s average daily loan balance with BMO, plus

(ii)	10% (on an annualized basis) of the maximum amount of loans available pursuant to the Amended Loan Agreement (as amended pursuant to the Fourth Amendment) from the period beginning on the 121st day after the effective date of the Fourth Amendment and ending on the Fourth Amendment Fee Payment Date (this portion (ii) of the Fourth Amendment Fee is referred to as the “Maximum Loan Fee”).
     PPIV and the Issuer agreed that, if the Guaranty were terminated on or before the 120th day after the effective date of the Fourth Amendment, the Maximum Loan Fee would be equal to $0.00.
     The Amended Guaranty Extension Agreement further provides that the Issuer would issue Units to PPIV in satisfaction of the Fee and the Fourth Amendment Fee (if applicable). PPIV would be entitled to receive that number of Units equal to one Unit for each $1.006 of the Fee or the Fourth Amendment Fee, as applicable. Such Units would be in addition to any Units issued pursuant to the Issuer’s rights offering or the Standby Purchase Option.
     Copies of the Third Amendment and Amended Guaranty Extension Agreement are filed as Exhibits 10.1 and 10.2, respectively, to this Amendment No. 10 to the Schedule 13D and are incorporated herein by reference. The foregoing description of the Third Amendment and Amended Guaranty Extension Agreement are qualified in their entirety by reference to the full text of the Third Amendment and the Amended Guaranty Extension Agreement.
     The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock and/or Series B Preferred Stock and/or Series C Preferred Stock of the Issuer or the Warrants exercisable for shares of Common Stock in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
     Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 10 are incorporated herein by reference. Such information is based upon 30,646,346 shares of Common Stock outstanding as of January 15, 2010 as reported in the Issuer’s Form S-1/A filed with the SEC on January 12, 2010.
     The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the Issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock and Series B Preferred Stock of the Issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by other LEDH Members, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.
     Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities
     The disclosure regarding the Third Amendment and the Amended Guaranty Extension Agreement in Item 4 is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Third Amendment to Bank of Montreal Loan Authorization Agreement and Demand Note, dated as of March 15, 2010, by and between Lighting Science Group Corporation and Bank of Montreal (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 19, 2010).

10.2	Amended and Restated Guaranty Extension Agreement, dated as of March 15, 2010, by and between Lighting Science Group Corporation and Pegasus Partners IV, L.P (incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 19, 2010).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 24, 2010

LED HOLDINGS, LLC

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

/s/ Richard Kelson
RICHARD KELSON